THE MARSICO INVESTMENT FUND

FORM N-SAR

Report for the Period Ending March 31, 1998


Item 77J - Revaluation of Assets or Restatement of Capital Share
Accounts

In accordance with the provisions of Statement of Position 93-2, "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies," the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, reclassifications were recorded to increase undistributed net investment income by $435 and $2,396, increase accumulated net realized gain on investments by $3,007 and $1,046, and decrease paid-in capital by $3,442 and $3,442 in the Focus and Growth & Income Funds, respectively.

These reclassifications have no impact on the net asset values of the Funds and are designed to present the Funds' capital accounts on a tax basis.